

Annual Report
2018

Annual Report 2018

Throughout this document mentions of YouStake, Inc. refers to YouStake, a corporation formed on May 1, 2015 in Delaware (the “company”). The company’s physical address is 455 N 3rd St, Ste 1010, Phoenix, AZ 85004.

You may contact the company by emailing contact@youstake.com. This annual report is posted on the company’s website, http://www.youstake.com. The company may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this report is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Topic	Page Number
Questions and Answers	1- 11
Ongoing Reporting Requirements	11
Financial Statement Certification	12
Financial Statements	13-16

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the company? (§ 227.201(a))

YouStake, Inc. ("YouStake" or "company") is a corporation formed on May 1, 2015 in Delaware. The company's physical address is 455 N 3rd St, Ste 1010, Phoenix, AZ 85004. The company's web site may be accessed at http://www.youstake.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the company, all positions and offices with the company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

FRANK DEGEORGE

Board positions with YouStake

Dates	Position	Principal occupation
05/2015- Current	Director	President and Chief Executive Officer of YouStake

Positions with YouStake

Dates	Position	Responsibilities
05/2015- Current	CEO	Responsible for fundraising, and partnerships

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1/2006- Current	U.S Army National Guard	*Title*: Resource Management Officer *Principal Business*: Military *Responsibilities*: Management of Army National Guard funding for personnel division

SCOTT HANSBURY

Board positions with YouStake

Dates	Position	Principal occupation
05/2015- Current	Secretary/Treasurer	Chief Operating Officer and Chief Financial Officer of YouStake

Positions with YouStake

Dates	Position	Responsibilities
09/2015- Current	COO/CFO	Responsible for overall operations including software development, technology strategy, and engineering. Responsible for finance and accounting

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Frank DeGeorge owns 3,200,000 shares of Common Stock, representing a voting power of 27.83%. Scott Hansbury owns 2,700,000 shares of Common Stock, representing a voting power of 23%.

4. Describe the business of the company and the anticipated business plan of the company. (§ 227.201(d))

We are the first company to take the old school, handshake, backroom deal process of "staking" to the mainstream audience using technology. Our vision is to be the financial technology that drives growth across multiple sports segments, where players can raise capital to compete and fans can gain more than just content through investment and entertainment. In addition, operators can list events and grow their overall audience through the marketplace or via white labeling our software.

5. How many employees does the company currently have? (§ 227.201(e))

3

6. Discuss the material factors that make an investment in the company speculative or risky. (§ 227.201(f))

1. Our industry is speculative: sports segments will continue to grow and exist in terms of market size and opportunity.

2. You should consider, among other factors, the risks and uncertainties encountered by companies that, like YouStake, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our services and products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our capital stock to the point investors may lose their entire investment.

3. We may face a challenging regulatory environment: one component of our business model (staking) may require future regulations and/or registrations with the SEC.

4. We have a limited operating history in our current line of business. We are subject to all risks inherent in a developing business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in the competitive and regulatory environment in which we operate.

5. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement.

6. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

7. We may conduct future offerings of our common stock and pay debt obligations with newly issued common stock, which may diminish our investors' pro rata ownership.

8. Because we have entered into an industry that is rapidly developing, it is critical to our future success that we keep pace with the growth. Toward that end, we will be aggressively pursuing opportunities to enter into joint venture arrangements with other industry participants or to

acquire additional businesses or assets. Any such events will require substantial management time and resources, which may distract from our core operations to their detriment.

9. The Company's success also depends on the company's ability to attract, train, and retain qualified personnel, specifically those with management and product development skills. In particular, the company must hire additional skilled personnel to further the company's research and development efforts. Competition for such personnel is intense. If the company does not succeed in attracting new personnel or retaining and motivating the company's current personnel, the company's business could be harmed.

10. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we will not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital.

11. We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, investors will only realize an economic gain on their investment in our common stock if the price appreciates. Investors should not purchase our common stock expecting to receive cash dividends. Investors must realize that they may lose their entire investment.

7. Describe the ownership and capital structure of the company, including: the terms of the securities being offered and each other class of security of the company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	11,500,000	10,734,851	Yes	

The Common Stock have been issued with voting rights. Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal. This approach reinforces that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders.

8. Describe how the exercise of rights held by the principal shareholders of the company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise of rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of you investment in the securities that you purchase, and you may never see positive return.

The founders may elect to raise additional outside capital, authorize more shares of the company, create a debt offering, or close the business if circumstances arise that would necessitate such a step. In these cases, the impact on the common shareholder would be stockholder dilution.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

When YouStake's securities were offered through Netcapital last year the securities were valued at $0.50 per share, implying a post-money valuation of $5,322,000. This valuation was based on previous secured SAFE convertible notes.

For the purposes of the methods for how the securities would be valued in the future, we believe that the same factors would be taken into account in arriving at a valuation.

10. Describe the risks to purchasers of the securities relating to minority ownership in the company and the risks associated with corporate actions including additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties; and a description of (portions of § 227.201(m))

Those investors who purchased common stock through Netcapital have a minority ownership in YouStake and are subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the company or assets of the company would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the company of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

None.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
01/2018	Common Stock	$29,926	Section 4(a)(6)	Development
9/2017	Other	$125,000	Section 4(a)(2)	Raised money using SAFE (Simple Agreement for Future Equity) agreement. Proceeds were used for working capital.

05/2017	Other	$429,000	Section 4(a)(2)	Raised money using SAFE (Simple Agreement for Future Equity) agreement. Proceeds were used for working capital.
05/2016	Other	$317,000	Section 4(a)(2)	Raised money using SAFE (Simple Agreement for Future Equity) agreement. Proceeds were used for startup capital.

14. Describe any transaction since the beginning of the company's last fiscal year, or any currently proposed transaction, to which the company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the company in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the company's outstanding voting equity securities, calculated on the basis of voting power; if the company was incorporated or organized within the past three years, any promoter of the company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss of the company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the company are provided. An company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The company has been operating since June 2015, with each fiscal year beginning on May 1 and ending on April 30. After three fiscal years, the observation of the sales cycle is that Q1 and Q2 have heavier volume of activity and Q3 and Q4 are slower periods of revenue generation. The reason behind the historical cyclical activity is due in part to the number of skilled games tournaments that occur in the summer months versus the winter months. In the future, this seasonality may change and potentially even out as more skilled games and sports segments players and operators onboard as customers.

Liquidity on the marketplace is maintained through player listings. Cash flow is driven by purchases and is offset by event expenses as players use these funds to enter events.

At April 30, 2016, 2017 and 2018, we had cash balances of $39,172, $250,696 and $96,711 respectively.

Our revenues for the year ended April 30, 2017, increased by $769,208, or 4,943%, to $784,770, as compared to $15,562 for the year ended April 30, 2016. The increase is revenues is due to the growth of player listings, which amounted to $7,475,025 in fiscal 2017, with $781,600 in backer purchases. Players listings were nominal in fiscal 2016. Revenues dropped to $320,752 in fiscal 2018 due to the silent period where the company did little to no advertising or promotion during the SEC investigation discussed below.

Our operating loss for the year ended April 30, 2017, increased by $295,565, or 90%, to $640,268, as compared to $295,565 for the year ended April 30, 2016. The operating loss for the year ending April 30, 2018 was $210,293 as compared to $640,268 for the year ended April 30, 2017.

Net interest expense for the year ended April 30, 2017, increased by $13,875 or 501%, to $16,645, as compared to $2,770 for the year ended April 30, 2016. Interest expense reflects the amortization of an original issuance discount on our KISS loan.

In fiscal 2018, we anticipate our average monthly burn rate will be approximately $54,000 or $648,000 on an annual basis. We are currently fundraising for additional outside investor capital that along with this raise is designed to give us a runway of 12-18 months.

SEC Completes Investigation: The SEC has previously conducted an investigation into YouStake, Inc.. According to the SEC Subpoena (Case LA-4662), the "investigation is a non-public, fact-finding inquiry. We are trying to determine whether there have been any violations of the federal securities laws. The investigation and the subpoena do not mean that we have concluded that you or anyone else has broken the law". And on December 18, 2017, the SEC formally notified YouStake that "[we] have concluded the investigation as to YouStake.com. Based on the information we have as of this date, we do not intend to recommend an enforcement action by the Commission against YouStake." Although the SEC has concluded their investigation and recommended no action, the SEC always retains the right to open an investigation again.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

YouStake has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

YouStake will file a report electronically with the SEC annually and post the report on its web site (http://www.youstake.com) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statement Certification

YouStake, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Frank DeGeorge, certify that the financial statements of YouStake, Inc. included in this Form are true and complete in all material respects.

/s/ Frank DeGeorge

_____

Frank DeGeorge

President and Chief Executive Officer

August 21, 2018

YouStake, Inc
Statements of Changes in Shareholders' Deficit
For the Years Ended April 30, 2018 and 2017
(Unaudited)

	Common stock		Paid in	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance, April 30, 2016	9,224,000	$9,224	$317,000	$ (330,828)	$ (4,604)
Common shares issued at $.001 for services	351,000	$ 351			351
Paid in capital - purchase rights		-	429,000		429,000
Net loss				(640,268)	(640,268)
Balance, April 30, 2017	9,575,000	9,575	746,000	(971,096)	(215,521)
Shares issued in crowdfunding offering	59,851	60	28,327		28,387
Net loss				$ (210,293)	(210,293)
Balance, April 30, 2018	9,634,851	$9,635	$774,327	$(1,181,389)	$ (397,427)

YouStake, Inc.
Statements of Comprehensive Income
(Unaudited)

	Year Ended April 30, 2018		Year Ended April 30, 2017
Revenue	$	320,752	$ 784,770
Cost of sales		218,328	763,995
Gross profit		102,423	20,775
Expenses:			
Administrative expenses		2,112	5,707
Bad debt		-	16,062
Marketing and advertising		441	19,087
Occupancy		2,424	9,900
Office expenses		1,414	7,265
Wages and salaries		277,022	399,005
Professional fees		19,571	140,484
Repairs and maintenance		-	2,014
Research and development		-	21,711
Sales		378	11,336
travel and entertainment		3,794	6,553
Utilities		-	5,274
Total expenses		307,156	644,398
Other income (expense)			
Interest expense		(5,567)	(16,667)
Interest income		6	22
Total other incomes (expense)		(5,560)	(16,645)
Net loss before provision for income taxes		(210,293)	(640,268)
Provision for income taxes			-
Net loss	$	(210,293)	$ (640,268)

YouStake, Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended April 30, 2018	Year Ended April 30, 2017
Cash flows from operating activities:		
Net income (loss)	$ (210,293)	$ (640,268)
stock compensation	-	351
Changes in operating assets and liabilities:		
Debt discount, net	5,556	16,666
Prepaid expenses	3,250	4,450
Account payable and accrued expenses	172,953	53,129
Accrued payroll taxes	9,656	-
Unearned revenue		(76,822)
Net cash provided by operating activities	(18,878)	(642,494)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from Regulation CF offering	28,387	-
Procedds from debt issuance	50,000	
Proceeds from issuance of future purchase rights	-	429,000
Proceeds from (payment of) officer loan	(1,970)	1,970
Net cash provided by financing activities	76,417	430,970
Net cash increase for period	57,539	(211,524)
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

YouStake, Inc.
Balance Sheets
(Unaudited)

		April 30, 2018		April 30, 2017
ASSETS				
Cash and cash equivalents	$	96,711	$	39,172
Prepaid expenses		-		3,250
Total current assets		96,711		42,422
TOTAL ASSETS	$	96,711	$	42,422
LIABILITIES AND SHAREHOLDERS' DEFICIT				
Accounts payable		5,635	$	27,012
Accrued expenses		301,230		106,900
Accrued payroll taxes		12,273		2,617
Officer loan		-		1,970
Total current liabilities		319,138		138,499
Convertible debt		175,000		119,444
Total liabilities		494,138		257,943
Commitments and contingencies		-		-
Common stock, par value $0.01, 10,000,000 shares authorized; 9,634,861and 9,575,000 issued and outstanding at April 20, 2018 and 2017, respectively		9,635		9,575
Paid in capital		774,327		746,000
Accumulated deficit		(1,181,389)		(971,096)
Total shareholders' deficit		(397,427)		(215,521)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$	96,711	$	42,422